SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32234; File No. 812-14529

Calvert Social Investment Fund, et al.; Notice of Application

August 24, 2016

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order pursuant to (a) section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from sections 18(f) and 21(b) of the Act; (b) section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1) of the Act; (c) sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1), 17(a)(2) and 17(a)(3) of the Act; and (d) section 17(d) of the Act and rule 17d-1 under the Act to permit certain joint arrangements.

Summary of the Application: Applicants request an order that would permit certain registered open-end management investment companies to participate in a joint lending and borrowing facility.

Applicants: Calvert Social Investment Fund, Calvert Sage Fund, Calvert World Values Fund, Inc., Calvert Responsible Index Series, Inc., Calvert Impact Fund, Inc., The Calvert Fund, Calvert Management Series, Calvert Variable Series, Inc., and Calvert Variable Products, Inc. (collectively, the "Companies"), and Calvert Investment Management, Inc. ("CIM").

Filing Dates: The application was filed on August 5, 2015, and amended on January 19, 2016, and April 28, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on September 19, 2016, and should be accompanied by proof of service on the applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC, 20549-1090; Applicants, c/o Andrew K. Niebler, Esq., Calvert Investment Management, Inc., 4550 Montgomery Avenue Suite 1000N, Bethesda, MD 20814.

For Further Information Contact: Erin C. Loomis, Senior Counsel, at (202) 551-6721 or Sara Crovitz, Assistant Chief Counsel, at (202) 551-6862 (Division of Investment Management, Chief Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Each Company is organized as a Massachusetts business trust, Maryland corporation or Maryland business trust. Each Company is registered under the Act as an open-end management investment company. Each Company consists of one or more series, none of which hold themselves out as money market funds in reliance on rule 2a-7 under the Act, and each Company may offer additional series in the future. CIM serves as the investment adviser to the Funds and is a wholly-owned subsidiary of Calvert Investments, Inc., which is an indirect

wholly-owned subsidiary of Ameritas Mutual Holding Company.[1] CIM and every investment

adviser to the Funds will be registered as an investment adviser under the Investment Advisers

Act of 1940.

2.   At any particular time, while Funds with uninvested cash may enter into

repurchase agreements or purchase other short-term instruments issued by banks or other

entities, other Funds may need to borrow money from the same or similar banks for temporary

purposes to cover unanticipated cash shortfalls such as a trade "fail" in which cash payment for a

security sold by a Fund has been delayed, or for other temporary purposes. Certain Funds may

borrow for investment purposes; however, such Funds will not borrow from the Facility (as

defined below) for the purposes of leverage. Presently, the Funds have committed and

uncommitted lines of credit with their custodian bank, which is unaffiliated with the Funds. If a

Fund had a temporary cash need, it could borrow money through the line of credit.

3.   If the Funds borrowed under a line of credit from their custodian bank, the Funds

would pay interest on the borrowed cash at a rate that would be higher than the rate that would

be earned by other (non-borrowing) Funds on the investments in repurchase agreements and

other short-term instruments of the same maturity as the bank loan. Applicants assert that this

differential represents the profit the banks would earn for serving as a middleman between a

borrower and lender and is not attributable to any material difference in the credit quality or risk

in such transactions. The banks, in effect, would borrow uninvested cash from some Funds in the

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[1]   Applicants request that the order apply to any registered open-end management investment company or
series thereof (except with respect to a money market fund) for which CIM or any successor thereto or an
investment adviser controlling, controlled by, or under common control (within the meaning of section 2(a)(9) of the
Act) with CIM or any successor thereto serves as investment adviser (each a "Fund," and collectively the "Funds").
All Funds that currently intend to rely on the requested order have been named as applicants, and any other Fund
that relies on the requested order in the future will comply with the terms and conditions of the application. The
term "successor" is limited to any entity that results from a reorganization into another jurisdiction or a change in the
type of business organization.

form of repurchase agreements or other short-term obligations and lend cash to other Funds at a rate higher than the bank's cost of borrowing the cash.

4.   The Funds seek to enter into master interfund lending agreements ("Interfund Lending Agreements") with each other that would permit each Fund to lend money directly to and borrow money directly from other Funds through a credit facility ("Facility") for temporary purposes (an "Interfund Loan"). Applicants assert that the Facility would both reduce the Funds' potential borrowing costs and enhance the ability of the lending Funds to earn higher rates of interest on their short-term lendings. Although the Facility would reduce the Funds' need to borrow from banks, the Funds would be free to establish and maintain committed lines of credit or other borrowing arrangements with unaffiliated banks. The Funds are charged a commitment fee up-front to obtain the bank's commitment to lend money. These fees must be paid regardless of whether a Fund borrows any money from the bank. Due to the up-front costs of these arrangements, the Funds prefer to have available additional credit arrangements.

5.   Applicants anticipate that the Facility will provide a borrowing Fund with significant savings at times when the cash position of the Fund is insufficient to meet temporary cash requirements. This situation could arise when shareholder redemptions exceed anticipated volumes, and certain Funds have insufficient cash on hand to satisfy such redemptions. When the Funds liquidate portfolio securities to meet redemption requests, they often do not receive payment in settlement for up to three days (or longer for certain foreign transactions). The redemption requests, however, normally are satisfied promptly upon receipt. The Facility would provide a source of immediate, short-term liquidity pending settlement of the sale of portfolio securities.

6.　　　Applicants anticipate that a Fund could use the Facility when a sale of securities "fails" due to circumstances beyond the Fund's control, such as a delay in the delivery of cash to the Fund's custodian or improper delivery instructions by the broker effecting the transaction. "Sales fails" may present a cash shortfall if the Fund has undertaken to purchase a security using the proceeds from securities sold. Under such circumstances, the Fund could: (1) "fail" on its intended purchase due to lack of funds from the previous sale, resulting in additional cost to the Fund, or (2) sell a security on a same-day settlement basis, earning a lower return on the investment. Use of the Facility under these circumstances would give the Fund access to immediate short-term liquidity without incurring custodian overdraft or other charges.

7.　　　While bank borrowings generally could supply needed cash to cover unanticipated redemptions and sales fails, the borrowing Funds would incur commitment fees and/or other charges involved in obtaining a bank loan. Under the Facility, a borrowing Fund would pay lower interest rates than those that would be payable under short-term loans offered by banks. In addition, Funds making short-term cash loans directly to other Funds would earn interest at a rate higher than they otherwise could obtain from investing their cash in repurchase agreements or other substantially equivalent short-term investments. Thus, applicants assert that the Facility would benefit both borrowing and lending Funds.

8.　　　The interest rate to be charged to the Funds on any Interfund Loan ("Interfund Loan Rate") would be determined daily and would be the average of: (1) the "Repo Rate," as defined below, and (2) the "Bank Loan Rate," as defined below. The "Repo Rate" on any day would be the highest current overnight repurchase agreement rate available to a lending Fund. The Bank Loan Rate for any day would be calculated by the Fund Administration Department (as defined below) on each day an Interfund Loan is made according to a formula established by each Fund's board of directors/trustees ("Board") intended to approximate the lowest interest rate at which bank short-term loans would be available to the Funds.

The formula would be based upon a publicly available rate (*e.g.*, federal funds plus 125 basis points), which rate would vary so as to reflect changing bank loan rates. The initial formula and any subsequent modifications to the formula would be subject to the approval of the Board of each Fund. In addition, the Board of each Fund periodically would review the continuing appropriateness of reliance on the publicly available rate used to determine the Bank Loan Rate, as well as the relationship between the Bank Loan Rate and current bank loan rates that would be available to the Funds. Applicants assert that the continual adjustment of the Bank Loan Rate to reflect changes to prevailing bank loan rates and the periodic review by the Board of each Fund of the relationship between current bank rates and the Bank Loan Rate, as well as the method of determining the Bank Loan Rate, should ensure that the Bank Loan Rate reflects current market rates.

9.   The Facility would be administered by officers and employees of the Calvert Fund Administration Department (the "Fund Administration Department"), which is a part of Calvert Investment Administrative Services, Inc., an affiliate of CIM. The Fund Administration Department is responsible for, among other things, ensuring accurate calculation of Fund net asset values, and preparing Fund financial statements and other reports. No portfolio manager of any Fund will serve in the Fund Administration Department. The Facility would be available to any Fund. On any day on which a Fund intends to borrow money, the Fund Administration Department would make an Interfund Loan from a lending Fund to a borrowing Fund only if the Interfund Loan Rate is: (1) more favorable to the lending Fund than the Repo Rate and (2) more favorable to the borrowing Fund than the Bank Loan Rate. Under the Facility, the portfolio

managers for each participating Fund could provide standing instructions to participate in the Facility daily as a borrower or lender. The Fund Administration Department on each business day would collect data on the uninvested cash and borrowing requirements of all participating Funds. The Fund Administration Department would not solicit cash for loans from any Fund or prospectively publish or disseminate the amount of current borrowing demand to portfolio managers. Once it had determined the aggregate amount of cash available for loans and borrowing demand, the Fund Administration Department would allocate loans among borrowing Funds without any further communication from the portfolio managers of the Funds. Applicants anticipate that there typically will be far more available uninvested cash each day than borrowing demand. Therefore, after the Fund Administration Department has allocated cash for Interfund Loans, any remaining cash will be invested in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

10.   The Fund Administration Department would allocate borrowing demand and cash available for lending among the Funds on what the Fund Administration Department believes to be an equitable basis, subject to certain administrative procedures applicable to all Funds, such as: (1) the time of filing requests to participate, (2) minimum loan lot sizes, and (3) the need to minimize the number of transactions and associated administrative costs. To reduce transaction costs, each loan normally would be allocated in a manner intended to minimize the number of participants necessary to complete the loan transaction. The method of allocation and related administrative procedures would be approved by the Board of each Fund, including a majority of the members of the Board who are not "interested persons" of the Fund, as that term is defined in

section 2(a)(19) of the Act ("Independent Board Members"), to ensure that both borrowing and lending Funds participate on an equitable basis.

11.   The Fund Administration Department would: (1) monitor the interest rates charged and the other terms and conditions of the loans; (2) limit the borrowings and loans entered into by each Fund to ensure that they comply with the Fund's investment policies and limitations; (3) ensure equitable treatment of each Fund; and (4) make quarterly reports to each Fund's Board concerning any transactions by the Fund under the Facility and the Interfund Loan Rate charged.

12.   CIM, through the Fund Administration Department, would administer the Facility as a disinterested fiduciary as part of its duties under the investment management and administrative agreements with each Fund and would receive no additional fee as compensation in connection with the administration of the Facility.

13.   No Fund may participate in the Facility unless: (1) the Fund has obtained shareholder approval for its participation, if such approval is required by law; (2) the Fund has fully disclosed all material information concerning the Facility in its prospectus and/or statement of additional information; and (3) the Fund's participation in the credit facility is consistent with its investment objective, limitations, and organizational documents.

14.   As part of the Board's review of the continuing appropriateness of a Fund's participation in the Facility as required by condition 14, the Board of each Fund, including a majority of Independent Board Members, also will review the process in place to appropriately assess: (i) if the Fund participates as a lender, any effect its participation may have on the Fund's liquidity risk; and (ii) if the Fund participates as a borrower, whether the Fund's portfolio

liquidity is sufficient to satisfy its obligations under the Facility along with its other liquidity needs.

15.   In connection with the Facility, applicants seek an order pursuant to section 6(c) of the Act exempting them from the provisions of section 18(f) and 21(b) of the Act; pursuant to section 12(d)(1)(J) of the Act exempting them from the provisions of section 12(d)(1) of the Act; pursuant to sections 6(c) and 17(b) of the Act exempting them from the provisions of sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act; and pursuant to section 17(d) of the Act and rule 17d-1 thereunder, to permit certain joint arrangements and to allow them to participate in the Facility.

Applicants' Legal Analysis:

1.   Section 17(a)(3) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from borrowing money or other property from the registered investment company. Section 21(b) of the Act generally prohibits any registered management company from lending money or other property to any person if that person controls or is under common control with that company. Section 2(a)(3)(C) of the Act defines an "affiliated person" of another person, in part, to be any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(9) of the Act defines "control" as the "power to exercise a controlling influence over the management or policies of a company," but excludes situations in which "such power is solely the result of an official position with such company." Applicants state that the Funds may be under common control and thus "affiliated persons" of each other within the meaning of that term under section 2(a)(3) of the Act by virtue of having CIM as their common investment adviser and/or by reason of having common officers, directors and/or trustees.

2.	Section 6(c) of the Act provides that an exemptive order may be granted where an exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Section 17(b) of the Act generally provides that the Commission may exempt a proposed transaction from the provisions of section 17(a) provided that: (i) the terms of the transaction, including the consideration to be paid or received, are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the transaction is consistent with the policy of the investment company as recited in its registration statement and reports filed under the Act; and (iii) the transaction is consistent with the general purposes of the Act. Applicants believe that the proposed arrangements satisfy these standards for the reasons discussed below.

3.	Applicants assert that sections 17(a)(3) and 21(b) of the Act were intended to prevent a party with strong potential adverse interests to, and some influence over the investment decisions of, a registered investment company from causing or inducing the investment company to engage in lending transactions that unfairly inure to the benefit of such party and that are detrimental to the best interests of the investment company and its shareholders. Applicants assert that the Facility transactions do not raise these concerns because: (i) CIM, through the Fund Administration Department, would administer the program as a disinterested fiduciary as part of its duties under the investment management and administrative service agreements with each Fund; (ii) all Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments; (iii) the Interfund Loans would not involve a significantly greater risk than other such investments; (iv) the lending Fund would earn interest at a rate higher than it could otherwise obtain through such other investments; and (v) the borrowing Fund would pay interest

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at a rate lower than otherwise available to it under its bank loan agreements and avoid the up-front commitment fees associated with committed lines of credit. Moreover, applicants assert that the other terms and conditions that applicants propose also would effectively preclude the possibility of any Fund obtaining an undue advantage over any other Fund.

4.   Section 17(a)(1) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from selling securities or other property to the investment company. Section 17(a)(2) of the Act generally prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, from purchasing securities or other property from the investment company. Section 12(d)(1) of the Act generally prohibits any registered investment company from purchasing or otherwise acquiring any security issued by any other investment company except in accordance with the limitations set forth in that section.

5.   Applicants state that the obligation of a borrowing Fund to repay an Interfund Loan could be deemed to constitute a security for the purposes of sections 17(a)(1) and 12(d)(1) of the Act. Applicants also state that a pledge of assets in connection with an Interfund Loan could be construed as a purchase of the borrowing Fund's securities or other property for purposes of section 17(a)(2) of the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt persons or transactions from any provision of section 12(d)(1) if and to the extent that such exemption is consistent with the public interest and the protection of investors. Applicants contend that the standards under sections 6(c), 17(b), and 12(d)(1)(J) are satisfied for all the reasons set forth above in support of their request for relief from sections 17(a)(3) and 21(b) and for the reasons discussed below. Applicants also state that the requested relief from section 17(a)(2) of the Act meets the standards of section 6(c) and 17(b) because any

collateral pledged to secure an Interfund Loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or access to collateral for a borrowing (if the lender is another Fund) or the same or better conditions (in any other circumstance).

6.   Applicants state that section 12(d)(1) was intended to prevent the pyramiding of investment companies in order to avoid imposing on investors additional and duplicative costs and fees attendant upon multiple layers of investments. Applicants submit that the Facility does not involve these abuses. Applicants note that there will be no duplicative costs or fees to the Funds or their shareholders, and that CIM, through the Fund Administration Department, will receive no additional compensation for their services in connection with the administration of the Facility. Applicants also note that the purpose of the Facility is to provide economic benefits for all the participating Funds and their shareholders.

7.   Section 18(f)(1) of the Act prohibits any open-end investment company from issuing any senior security except that any such company is permitted to borrow from any bank, provided, that immediately after the borrowing, there is asset coverage of at least 300 per centum for all borrowings of the company. Under section 18(g) of the Act, the term "senior security" generally includes any bond, debenture, note or similar obligation or instrument constituting a security and evidencing indebtedness. Applicants request exemptive relief under section 6(c) from section 18(f)(1) to the limited extent necessary to permit a Fund to borrow directly from other Funds.

8.   Applicants believe that granting relief under section 6(c) is appropriate because the Funds would remain subject to the requirement of section 18(f)(1) that all borrowings of a Fund, including combined interfund and bank borrowings, have at least 300% asset coverage.

Based on the conditions and safeguards described in the application, applicants also submit that to allow the Funds to borrow from other Funds pursuant to the Facility is consistent with the purposes and policies of section 18(f)(1).

9.   Section 17(d) of the Act and rule 17d-1 under the Act generally prohibit any affiliated person of a registered investment company, or any affiliated person of such a person, when acting as principal, from effecting any transaction in which the investment company is a joint, or joint and several participant, unless, upon application, the transaction has been approved by an order of the Commission. Rule 17d-1(b) under the Act provides that in passing upon an application filed under the rule, the Commission will consider whether the participation of the registered investment company in a joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

10.   Applicants assert that the purpose of section 17(d) is to avoid overreaching and unfair advantage to insiders. Applicants assert that the Facility is consistent with the provisions, policies and purposes of the Act in that it offers both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds and their shareholders. Applicants note that each Fund would have an equal opportunity to borrow and lend on equal terms consistent with its investment policies and limitations. Applicants assert that each Fund's participation in the Facility would be on terms that are no different from or less advantageous than that of other participating Funds.

<u>Applicants' Conditions</u>:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   The Interfund Loan Rate will be the average of the Repo Rate and Bank Loan Rate.

2.   On each business day, the Fund Administration Department will compare the Bank Loan Rate with the Repo Rate and will make cash available for Interfund Loans only if the Interfund Loan Rate is: (i) more favorable to the lending Fund than the Repo Rate; and (ii) more favorable to the borrowing Fund than the Bank Loan Rate.

3.   If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund: (i) will be at an interest rate equal to or lower than the interest rate of any outstanding bank loan, (ii) will be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral, (iii) will have a maturity no longer than any outstanding bank loan (and in any event not over seven days), and (iv) will provide that, if an event of default by the Fund occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral) and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

4.   A Fund may make an unsecured borrowing through the Facility if its outstanding borrowings from all sources immediately after the interfund borrowing total 10% or less of its total assets, provided that if the Fund has a secured loan outstanding from any other lender,

including but not limited to another Fund, the Fund's interfund borrowing will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund's total outstanding borrowings immediately after an interfund borrowing would be greater than 10% of its total assets, the Fund may borrow through the Facility on a secured basis only. A Fund may not borrow through the Facility or from any other source if its total outstanding borrowings immediately after the interfund borrowing would be more than 33 1/3% of its total assets.

5.   Before any Fund that has outstanding interfund borrowings may, through additional borrowings, cause its outstanding borrowings from all sources to exceed 10% of its total assets, the Fund must first secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan. If the total outstanding borrowings of a Fund with outstanding Interfund Loans exceed 10% of its total assets for any other reason (such as a decline in net asset value or because of shareholder redemptions), the Fund will within one business day thereafter: (i) repay all its outstanding Interfund Loans, (ii) reduce its outstanding indebtedness to 10% or less of its total assets, or (iii) secure each outstanding Interfund Loan by the pledge of segregated collateral with a market value at least equal to 102% of the outstanding principal value of the loan until the Fund's total outstanding borrowings cease to exceed 10% of its total assets, at which time the collateral called for by this condition 5 shall no longer be required. Until each Interfund Loan that is outstanding at any time that a Fund's total outstanding borrowings exceed 10% is repaid or the Fund's total outstanding borrowings cease to exceed 10% of its total assets, the Fund will mark the value of the collateral to market each day and will pledge such additional collateral as

is necessary to maintain the market value of the collateral that secures each outstanding Interfund Loan at least equal to 102% of the outstanding principal value of the Interfund Loan.

6.   No Fund may lend to another Fund through the Facility if the loan would cause its aggregate outstanding loans through the Facility to exceed 15% of the lending Fund's current net assets at the time of the loan.

7.   A Fund's Interfund Loans to any one Fund shall not exceed 5% of the lending Fund's net assets.

8.   The duration of the Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days. Loans effected within seven days of each other will be treated as separate loan transactions for purposes of this condition 8.

9.   A Fund's borrowings through the Facility, as measured on the day when the most recent loan was made, will not exceed the greater of 125% of the Fund's total net cash redemptions for the preceding seven calendar days or 102% of the Fund's sales fails for the preceding seven calendar days.

10.   Each Interfund Loan may be called on one business day's notice by a lending Fund and may be repaid on any day by a borrowing Fund.

11.   A Fund's participation in the Facility must be consistent with its investment objectives and limitations and organizational documents.

12.   The Fund Administration Department will calculate total Fund borrowing and lending demand through the Facility and allocate loans on an equitable basis among the Funds without the intervention of any portfolio manager of the Funds. The Fund Administration Department will not solicit cash for the Facility from any Fund or prospectively publish or disseminate loan demand data to portfolio managers. The Fund Administration Department will

invest any amounts remaining after satisfaction of borrowing demand in accordance with the instructions of each relevant portfolio manager or such remaining amounts will be invested directly by the portfolio managers of the Funds.

13.   The Fund Administration Department will monitor the Interfund Loan Rate and the other terms and conditions of the Interfund Loans and, CIM, through the Fund Administration Department, will make a quarterly report to the Board of each Fund concerning the participation of the Fund in the Facility and the terms and other conditions of any extension of credit under the Facility.

14.   The Board of each Fund, including a majority of Independent Board Members, will:

(a)   review, no less frequently than quarterly, the relevant Fund's participation in the Facility during the preceding quarter for compliance with the conditions of any order permitting such transactions;

(b)   establish the Bank Loan Rate formula used to determine the interest rate on Interfund Loans and review, no less frequently than annually, the continuing appropriateness of the Bank Loan Rate formula; and

(c)   review, no less frequently than annually, the continuing appropriateness of the relevant Fund's participation in the Facility.

15.   In the event an Interfund Loan is not paid according to its terms and the default is not cured within two business days from its maturity or from the time the lending Fund makes a demand for payment under the provisions of the Interfund Lending Agreement, CIM will promptly refer the loan for arbitration to an independent arbitrator selected by the Board of each

Fund involved in the loan who will serve as arbitrator of disputes concerning Interfund Loans.[2] The arbitrator will resolve any problem promptly, and the arbitrator's decision will be binding on both Funds. The arbitrator will submit, at least annually, a written report to the Board of each Fund setting forth a description of the nature of any dispute and the actions taken by the Funds involved to resolve the dispute.

16.   Each Fund will maintain, and preserve for a period of not less than six years from the end of the fiscal year in which any transaction by it under the Facility occurred, the first two years in an easily accessible place, written records of all such transactions setting forth a description of the terms of the transactions, including the amount, the maturity and the Interfund Loan Rate, the rate of interest available at the time each Interfund Loan is made on overnight repurchase agreements and bank borrowings, and such other information presented to the Fund's Board in connection with the review required by conditions 13 and 14.

17.   The Fund Administration Department will prepare and submit (through CIM) to the Board of each Fund for review an initial report describing the operations of the Facility and the procedures to be implemented to ensure that all Funds are treated fairly. After commencement of the Facility, the Fund Administration Department will report on the operations of the credit facility at each Board's quarterly meetings. In addition, each Fund's chief compliance officer, as defined in rule 38a-1(a)(4) under the Act, shall prepare an annual report for its Board each year that the Fund participates in the Facility, which report evaluates the Fund's compliance with the terms and conditions of the application and the procedures established to achieve such compliance. Each Fund's chief compliance officer will also annually file a certification pursuant to Item 77Q3 of Form N-SAR, as such Form may be revised,

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[2]   If the dispute involves Funds with different Boards, the Board of each Fund will select an independent arbitrator that is satisfactory to each Fund.

amended, or superseded from time to time, for each year that the Fund participates in the Facility, that certifies that the Fund and CIM have established procedures reasonably designed to achieve compliance with the terms and conditions of the order. In particular, such certification will address procedures designed to achieve the following objectives: (a) that the Interfund Loan Rate will be higher than the Repo Rate, but lower than the Bank Loan Rate; (b) compliance with the collateral requirements as set forth in the application; (c) compliance with the percentage limitations on interfund borrowing and lending; (d) allocation of interfund borrowing and lending demand in an equitable manner and in accordance with procedures established by the Board of each Fund; and (e) that the Interfund Loan Rate does not exceed the interest rate on any third party borrowings of a borrowing Fund at the time of the Interfund Loan.

Additionally, each Fund's independent public accountants, in connection with their audit examinations of the Fund, will review the operation of the Facility for compliance with the conditions of the application and their review will form the basis, in part, of the auditor's report on internal accounting controls in Form N-SAR.

18.   No Fund will participate in the Facility upon receipt of requisite regulatory approval unless it has fully disclosed in its prospectus and/or statement of additional information all material facts about its intended participation.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary